Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
888-746-7566 Fax

September 20, 2010

Mr. Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030

Re: Wound Management Technologies, Inc. Form 10-K for the year ended December 31, 2009 and Form 10Q for the quarter ended June 30, 2010   File No. 0-11808

Dear Mr. Vaughn:

In reference to your letter of September 14, 2010, we will respond to each item by September 27, 2010, as we previously agreed.  In addition, we received your phone call notifying us that you were sending a revised letter, which we received by fax today.  Please let us know if you have further comments or need additional clarification on the responses we provide next week.

Sincerely,

s:/Scott A. Haire
Scott A. Haire, President

SAH/reo